UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press release dated May 10, 2016 titled “Arcos Dorados Holdings Inc. announces final settlement of cash tender offer for any and all of its 10.25% Brazilian Real denominated Senior Notes due 2016”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 10, 2016

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS HOLDINGS INC. ANNOUNCES FINAL SETTLEMENT OF CASH TENDER OFFER FOR ANY AND ALL OF ITS 10.25% BRAZILIAN REAL DENOMINATED SENIOR NOTES DUE 2016

Montevideo, Uruguay, May 10, 2016 – Arcos Dorados Holdings Inc. (the “Company”) today announced the final results of its previously announced cash tender offer (the “Offer”) for any and all of its outstanding 10.25% Brazilian Real-Denominated Senior Notes payable in U.S. dollars due 2016 (the “Notes”), pursuant to the terms of the offer to purchase dated April 8, 2016 (the “Offer to Purchase”). The Offer expired as scheduled at 11:59 PM, New York City time, on May 5, 2016 (the “Expiration Time”). After the Early Tender Time (5:00 PM, New York City time, on April 26, 2016) and prior to the Expiration Time, an additional R$4,025,000 aggregate principal amount of Notes, representing 0.64% of the Notes, were validly tendered and accepted for purchase. As previously announced, the Company received as validly tendered and accepted for purchase R$421,765,000 aggregate principal amount of Notes, representing 67.29% of the Notes, at or prior to the Early Tender Time. The total aggregate principal amount of Notes validly tendered and accepted for purchase by the Company was R$425,790,000, representing 67.93% of the Notes. Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase.

The Company paid the Purchase Price (R$970 per R$1,000 principal amount of Notes) plus accrued and unpaid interest to, but not including, May 10, 2016, for the Notes that were validly tendered after the Early Tender Time and at or prior to the Expiration Time. The Purchase Price was paid in U.S. dollars, calculated by converting the Brazilian real into U.S. dollars at the Brazilian real/U.S. dollar commercial rate, as reported by the Banco Central do Brasil on May 5, 2016 (the “Final Rate Calculation Date”) and as further explained in the Offer to Purchase. The Settlement Rate, as determined on the Final Rate Calculation Date in accordance with the Offer to Purchase, is 3.5296 Brazilian reais per one U.S. Dollar. The Purchase Price (excluding accrued and unpaid interest) paid by the Company per R$1,000 principal amount of Notes expressed in U.S. dollars based on such Settlement Rate was $274.82. The total amount paid by the Company for all of the Notes validly tendered after the Early Tender Time and at or prior to the Expiration Time (excluding accrued and unpaid interest) expressed in U.S. dollars was $1,144,133.28. The total amount paid by the Company for all the Notes validly tendered in response to the Offer (excluding accrued and unpaid interest) expressed in U.S. dollars was $119,941,136.38.

Citigroup Global Markets Inc. and Itau BBA USA Securities, Inc. acted as dealer managers and D.F. King & Co., Inc. acted as the information and tender agent for the Offer.

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities. The Offer was made solely pursuant to the terms of the Offer to Purchase. The Offer was not made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Investor Relations Contact

Daniel Schleiniger

Sr. Director of Corporate Communications & IR

daniel.schleiniger@ar.mcd.com

T: +54 11 4711 2675

*****

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward- looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.